January 11, 2022

Via EDGAR

Mr. Rolf Sundwall
Division of Corporation Finance
Office of Finance
US Securities and Exchange Commission

Washington, DC 20549

RE: BOK Financial Corporation
Form 10-K for the Year Ended December 31, 2020
Filed February 24, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2021
Filed November 3, 2021
File No. 001-37811

Dear Mr. Sundwall:

This letter is submitted by BOK Financial Corporation (“the Company” or “BOK Financial”) in response to comments received from the Securities and Exchange Commission staff in the letter dated December 21, 2021 regarding the Company’s filings referenced above. We appreciate the staff’s efforts to assist us in our compliance with the applicable disclosure requirements and to enhance disclosures in our filings.

Form 10-K for the Fiscal Year Ended December 31, 2020

Cover Page

1.We note that with the filing of your Form 8-A on June 24, 2016 your Commission File Number changed to 001-37811. Please represent to us that in all future periodic and current reports filed under the Exchange Act you will provide the correct file number.

The Company represents that it will provide the correct file number (001-37811) in all future periodic and current reports filed under the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Lines of Business, page 42

2.In the individual segment tables and accompanying narrative disclosures you present and discuss “net loans charged off,” which appears to be the amounts for the provision for credit losses for the periods presented in your segment footnote. For example, 2020 “net loans charged off” for your Commercial Banking business of $69,475,000 from the table on page 43 agrees with the provision for credit losses amount for this segment presented in Note 17 on page 140. Please represent to us that in future filings you will revise your line of business tables and discussion to properly identify your provision or benefit for credit losses because charge-offs have a different connotation as you disclose in Note 4 and elsewhere.

Consistent with how our Chief Operating Decision Maker evaluates the performance of our lines of business, we disclose in both the introduction to our Management’s Discussion and Analysis of the Financial Condition and Results of Operations from our Lines of Business on page 42 and our Reportable Segments footnote on page 139 that “We allocate resources and evaluate the performance of our lines of business using the net direct contribution, which includes the allocation of funds, actual net credit losses and capital costs.” and “Operating results for Funds Management and other include the effect of...the provision for credit losses in excess of net loans charged off...”

We also provide a description on page 140 in the Reportable Segments footnote of what the line represents:

Net loans charged off and provision for credit losses represents net loans charged off as attributed to the lines of business and the provision for credit losses in excess of net charge-offs attributed to Funds Management and Other.

We will revise the line item caption in the Reportable Segments footnote tables in future filings to “Net loans charged off and provision for credit losses” to make this clearer.

Form 10-Q for the Quarterly Periods Ended September 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1

3.Please revise your disclosure in your future and quarterly periodic filings to include a discussion of material changes in your results of operations on a year-to-date basis in addition to quarterly basis you currently disclose. Refer to Regulation S-K, Item 303(c)(2)(i).

The Company will revise future filings to include a discussion of material changes in results of operations on a year-to-date basis in addition to the quarterly basis we currently disclose.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Securities and Exchange Commission staff.

Sincerely,

BOK Financial Corporation

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President
Chief Financial Officer

Cc:    John C. Morrow, Chief Accounting Officer
Tamara Wagman, General Counsel
Ernst & Young, LLP